Filed Pursuant to Rule 433

Registration Nos. 333-208544 and 333-208544-02

$1.5BN NISSAN AUTO RECEIVABLES OWNER TRUST (NAROT) 2016-B

*FINAL PRICING DETAILS*

JT-LEADS: SG (str), CITI, LLOYDS

CO-MGRS : HSBC, MIZUHO, SCOTIABANK, SMBC, TD

CL	SIZE($MM)	WAL	M/F	PWIN	L.FIN	BNCH	SPREAD	Yields	Cpn	PRICE
A1	365.700	0.30	P-1/F1+	1-8	05/17	Yld	.63yld	.63%	.63	100.000
A2A	388.000	1.15	Aaa/AAA	8-21	04/19	EDSF	+29	1.059	1.05	99.99241
A2B	150.00	1.15	Aaa/AAA	8-21	04/19	1mL	+30	1ml+30		100.000
A3	472.300	2.50	Aaa/AAA	21-41	01/21	IS	+41	1.330	1.32	99.98449
A4	124.000	3.79	Aaa/AAA	41-50	10/22	IS	+49	1.545	1.54	99.99983

EXPECTED SETTLE	:	04/27/2016
REGISTRATION	:	SEC-REGISTERED (PUBLIC)
FIRST PAYMENT	:	05/16/2016
ERISA ELIGIBLE	:	YES
MINIMUM DENOMS	:	$25k x $1k
PRICING SPEED	:	1.30% ABS
CLEAN-UP CALL	:	5%
BBG TICKER	:	NAROT 2016-B
BILL & DELIVER	:	SG

Intexnet Dealname	:	sgnart16b_mkt_15b
Intexnet Password	:	36K3

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-855-881-2108. Any legends, disclaimers or notices that appear below are not applicable to this message and should be disregarded. Such text has been automatically generated via Bloomberg or another system.